ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

November 3, 2015

Enerplus to Present at Bank of America Merrill Lynch 2015 Global Energy Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & CEO, will provide an update on Enerplus' activities via a presentation at the Bank of America Merrill Lynch 2015 Global Energy Conference on Tuesday, November 10, 2015 at 4:20 pm ET (2:20 pm MT). Investors are invited to listen to a live webcast of the presentation at:

http://www.veracast.com/webcasts/baml/energy2015/id09112435385.cfm

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation